Broadway at Armour / Box 219139 / Kansas City, Missouri 64121-9139
Telephone: (816) 753-7000

August 12, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:           Kansas City Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
Schedule 14A filed on March 22, 2010
File No. 001-33348

Dear Mr. Rosenberg:

The purpose of this letter is to respond to your letter dated July 8, 2010 regarding the matters listed above.

We appreciate the opportunity to respond to the items identified in your letter.  It is the intent of Kansas City Life Insurance Company (“the Company”) to provide this response and to file the requested amendments to the above referenced forms following your review of our proposed filings.  By taking this approach, we hope to eliminate any secondary amendments based on your review of the proposed amendments. To facilitate your review, we have repeated your comments in bold, followed by our responses.  As is consistent with the Company's previously filed Form 10-K and Form 10-Q, please note that all numbers presented in the tables and in the responses to items 1, 3, 4 and 5, inclusive of the attachments A and B, are in thousands unless otherwire stated.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business

1.
Please revise your disclosure to provide a more robust discussion of the general development of your business and the business of your subsidiaries during the past five years, as well as the business done by you and your subsidiaries, as required by Item 101 of Regulation S-K.  Please include in your revisions a description of the following items:

•	A more detailed discussion of the independent general agents and third party marketing arrangement used to sell your products.
•
The different types of reinsurance used by you and your subsidiaries.  This discussion should include identification of the reinsurers with which you do business, as well as a description of the material terms of any third-party arrangements you have with these reinsurers for each segment of your business.  Please file any agreements as exhibits to your Form 10-K, pursuant to Item 601(b)(10) of Regulation S-K.

•	Any material acquisitions of your company within the past five years.
•	The company’s financial strength rating, as well as the rating of its subsidiaries.
•	The impact of governmental regulation on your business.

Company response:

The Company will revise its disclosures to address the comment you have made above.  A draft of a new Item 1 addressing the items in this comment is included as Attachment A to this letter.  The company will also amend its Exhibit list to include certain reinsurance agreements under item 601(b)(10) of Regulation S-K.

Item 4.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

2.	Please revise your disclosure to include the information required by Item 201(d) of Regulation S-K regarding equity compensation plans.

Company Response:

The Company does not offer an “equity compensation plan” to its employees.  The table outlined in Item 201(d) and the narrative related to said table were omitted intentionally.  The Company believes that since no affirmative disclosure is necessary, Item 4 should not be required to be amended in the 10-K/A to be filed in response to your letter.  Instead, the Company proposes to include a disclosure in future filings that reads: “The Company has determined at this time that all compensation shall be paid in cash.  As a result, the Company currently offers no equity compensation or equity compensation plan to its employees.”  This language would be added as the last paragraph to Item 4.

Item 6.  Management’s Discussion and Analysis of Financial Conditions and Results of Operations
Critical Accounting Policies and Estimates
Valuation of Investments, page 22

3.
Please disclose, in a table, the distribution of your commercial mortgage loan portfolio by property type.  Disclose the loans in your portfolio grouped by loan size, by maturity date, and by current loan-to-value ratio as appropriate.  For example, groupings of loan-to-value could include loans classified as low, medium or high loan-to-value ratio with a note explaining the definition of low, medium and high.

Company Response:

In response to your request for disclosure, the Company is providing the items requested for the years ended December 31, 2009 and 2008.  In preparing the disclosures in response to this item, the Company determined that its future Form 10-K would be enhanced by including the following information:

Investments in mortgage loans totaled $457.6 million at December 31, 2009 ($445.4 million – December 31, 2008).  The Company’s mortgage loans are mostly secured by commercial real estate and are carried net of an allowance for loss.  The allowance for mortgage loans is maintained at a level believed by management to be adequate to absorb estimated credit losses and was $3.4 million as of December 31, 2009 and 2008.  Management’s periodic evaluation and assessment of the adequacy of the allowance is based on known and inherent risks in the portfolio, historical experience, industry data, current economic conditions and other relevant factors.  No mortgage loans were foreclosed upon and transferred to real estate investments during the past three years.  Also, there were no delinquent mortgage loans at December 31, 2009 and 2008.  The Company does not hold mortgage loans of any single borrower that exceeds 5% of stockholders’ equity.

At December 31, 2009, the Company had 14% of its invested assets in mortgage loans, down slightly from 15% at December 31, 2008.  In addition to the subject collateral underlying the mortgage, the Company typically requires some amount of recourse from borrowers as another potential source of repayment. The recourse requirement is determined as part of the underwriting requirements for each loan.  During 2009, the Company added 26 new loans and 100% of these loans included some amount of recourse.  The average loan to value ratio for the overall portfolio was 49% and 52% at December 31, 2009 and 2008, respectively, based upon the underwriting and appraisal of value at the time the loan was originated.

The table below identifies mortgage loans by geographic location and type of loan as of December 31, 2009 and 2008.

	2009	2008
	Carrying	Carrying
	Amount	Amount
Geographic region:
East north central	$19,783	$18,235
Mountain	64,142	63,257
Pacific	101,648	101,275
West south central	106,625	100,492
West north central	113,997	112,774
Other	54,797	52,766
Allowance for loss	(3,410)	(3,410)
Total	$457,582	$445,389

Property type:
Industrial	$248,397	$253,157
Office	180,417	177,009
Other	32,178	18,633
Allowance for loss	(3,410)	(3,410)
Total	$457,582	$445,389

The table below identifies mortgage loans by maturity as of December 31, 2009 and 2008.

	2009	2008
Mortgage loans by maturity:
Due in one year or less	$10,486	$7,500
Due after one year through five years	164,691	113,619
Due after five years through ten years	204,754	215,413
Due after ten years	81,061	112,267
Allowance for loss	(3,410)	(3,410)
Total	$457,582	$445,389

The table below identifies the commercial mortgage portfolio by current loan balance as of years ended December 31, 2009 and 2008.

	2009		2008
	Amount	% of Total	Amount	% of Total
$5.0 million or greater	$16,801	4%	$5,266	1%
$4.0 million to less than $5.0 million	22,497	5%	13,327	3%
$3.0 million to less than $4.0 million	55,359	12%	51,433	12%
$2.0 million to less than $3.0 million	93,863	21%	100,416	23%
$1.0 million to less than $2.0 million	176,744	38%	182,771	41%
Less than $1.0 million	95,728	21%	95,586	21%
Allowance for loss	(3,410)	(1%)	(3,410)	(1%)
Total	$457,582	100%	$445,389	100%

The table below identifies the commercial mortgage portfolio by current loan balance as a percentage of the value of the underlying collateral as determined by appraisal at the time of origination as of years ended December 31, 2009 and 2008.

	2009		2008
	Amount	% of Total	Amount	% of Total
70% or greater	$44,712	10%	$78,398	18%
50% to 69%	267,085	58%	249,744	56%
Less than 50%	149,195	33%	120,657	27%
Allowance for loss	(3,410)	(1%)	(3,410)	(1%)
Total	$457,582	100%	$445,389	100%

3 – Investments, page 94

4.
You disclose on page 40 that you have a significant level of non-U.S. Agency structured securities.  You also disclose on page 37 that non-U.S. Agency structured securities accounted for 46% of the total gross unrealized losses at December 31, 2009.  Please expand your disclosures to support your assessment that your non-U.S. Agency structured securities are not impaired as follows:

•
The key cash flow assumptions, such as delinquencies, defaults, severities of losses and prepayments.  Disclose why you believe each assumption is reasonable particularly in view of historical experience.

•	Clarify why unrealized losses greater than 20% for 12 months, and apparently at least 24 months in many cases are not indicative of credit losses; and
•	Clarify why the increase in unrealized investment losses of non-investment grade residential mortgage-backed securities from $0 in 2008 to $24.6 million is not indicative of credit losses.

Company Response:

The Company agrees that unrealized loss positions can be an indication of a potential other-than-temporary impairment (OTTI).  As identified on page 39 of the Company’s 2009 Form 10K, the Company specifically identified as part of its disclosure pertaining to the Analysis of Unrealized Losses on Securities the evaluation process employed with regard to loan-backed or other similar asset-backed securities.  This process relies heavily upon present value of cash flow projections for loan-backed securities in determining if any credit impairment has occurred.  A key paragraph from this section is repeated in the italicized paragraph below.

The evaluation of loan-backed and similar asset-backed securities, particularly including residential mortgage-backed securities, with significant indications of potential other-than-temporary impairment requires significant use of estimates and judgment.  Specifically, the Company performs discounted future cash flow calculations to assure the value of the investment is expected to be fully realized. Projections of expected future cash flows are based upon considerations of the performance of the actual underlying assets, including historical delinquencies, defaults, severity of losses incurred, and prepayments, along with the Company’s estimates of future results for these factors.  The Company’s estimates of future results are based upon actual historical performance of the underlying assets relative to historical, current and expected general economic conditions, specific conditions related to the underlying assets, industry data, and other factors that are believed to be relevant.

The Company would propose to add the information below to future Form 10-K filings as further disclosure of the Company’s key assumptions and evaluation process with regard to loan-backed and asset-backed securities:

The discounted future cash flow calculation typically becomes the primary determinant of whether any portion and to what extent an unrealized loss is due to credit on loan-backed and similar asset-backed securities with significant indications of potential other-than-temporary impairment.  Such indications typically include below investment grade ratings and significant unrealized losses for an extended period of time, among other factors.  The Company identified 13 and 5 non-U.S. Agency mortgage-backed securities that had such indications as of December 31, 2009 and December 31, 2008, respectively.  Discounted future cash flow analysis was performed for each of these securities to determine if any portion of the impairment was due to credit and deemed to be other-than-temporary.  The discount rate used in calculating the present value of future cash flows was the investment yield at the time of purchase for each security.  The initial default rates were assumed to remain constant over a 24-month time frame and grade down thereafter, reflecting the general perspective of a more stabilized residential housing environment in the future.

The following tables present the range of significant assumptions used in projecting the future cash flows as of December 31, 2009 and 2008, respectively.  The Company believes that the assumptions below are reasonable because they are based upon the actual results of the underlying security collateral.

			2009
	Initial Default Rate		Initial Severity Rate		Prepayment Speed
Vintage	Low	High	Low	High	Low	High
2004	3.5%	3.8%	40%	40%	10.0%	12.0%
2005	2.1%	11.1%	40%	70%	8.0%	11.0%
2006	18.0%	18.0%	95%	95%	7.0%	7.0%
2007	11.3%	11.3%	50%	50%	8.0%	8.0%

			2008
	Initial Default Rate		Initial Severity Rate		Prepayment Speed
Vintage	Low	High	Low	High	Low	High
2004	-	-	-	-	-	-
2005	1.0%	3.6%	37%	45%	6.0%	8.0%
2006	-	-	-	-	-	-
2007	2.4%	2.4%	34%	34%	5.0%	5.0%

The determination of any amount of impairment that is due to credit is based upon a comparison of the present value of the projected future cash flows on the security to the amortized cost.  If any portion of the impairment is determined to be due to credit, based upon the present value of projected future cash flows being less than the amortized cost of the security, this amount is recognized as a realized loss in the Company’s Consolidated Statements of Income and the carrying value of the security is written down by the same amount.  The portion of an impairment that is determined not to be due to credit is recorded as a component of accumulated other comprehensive income (loss) (AOCI) in the Consolidated Balance Sheets.

Following is a summary of the results of the analysis of present values of projected cash flows for non-U.S. Agency mortgage-backed securities as part of the analysis of potential other-than-temporary-impairment of securities as of December 31, 2009:

				Non-Credit
				Impairment
	Amortized Cost as	OTTI	Cumulative	Recorded in
	of December 31, 2009	Recognized	OTTI	AOCI as of
	After OTTI	During 2009	Recognized	December 31, 2009
Written down	$57,515	$1,390	$14,558	$13,168
Not written down	$212,080	$-	$-	$38,725

Following is a summary of the results of the analysis of present values of projected cash flows for non-U.S. Agency mortgage-backed securities as part of the analysis of potential other-than-temporary-impairment of securities as of December 31, 2008.

				Net Unrealized
				Loss
	Amortized Cost as	OTTI	Cumulative	Recorded in
	of December 31, 2008	Recognized	OTTI	AOCI as of
	After OTTI	During 2008	Recognized	December 31, 2008
Written down	$2,005	$4,164	$4,164	$-
Not written down	$302,194	$-	$-	$63,217

In April 2009, the FASB issued Staff Position FAS 155-2 and FAS 124-2, “Recognition of Other-Than-Temporary Impairments”, which become effective January 1, 2009, upon adoption.  This guidance required companies with previously recorded other-then-temporary impairments to bifurcate the impairment between credit and non-credit.  The non-credit portion of these impairments was required to be reclassified from retained earnings as a reduction to AOCI.  Identified in the table below were the specific effects of the adoption of this guidance with regard to the mortgage-backed security written down prior to January 1, 2009:

Accumulated Effect of Change in Accounting Principle
Mortgage-Backed Securities

Bifurcated Credit Loss
Impairment Reclassified	Recognized in
to AOCI	Net Income
$ (4,162)	$ 2

Significant unrealized losses on securities can continue for extended periods of time, particularly for certain individual securities.  While this can be an indication of potential credit impairments, it can also be an indication of illiquidity in a particular sector or security.  In addition, the fair value of an individual security can be heavily influenced by the complexities of varying market sentiment or uncertainty regarding the prospects for an individual security.  This has been the situation in the non-U.S. Agency mortgage-backed securities market in recent periods.  Based upon the process described above, the Company is best able to determine if and to what extent credit impairment may exist in these securities by performing present value calculations of projected future cash flows at the conclusion of each reporting period.  By reviewing the most recent data available regarding the security and other relevant industry and market factors, the Company can modify assumptions used in the cash flow projections and determine the best estimate of the portion of any impairment that is due to credit at the conclusion of each period.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Significant Accounting Policies
Investments, page 7

5.
You disclose on page 8 that your real estate joint ventures are consolidated where required or are valued at cost, adjusted for your equity in earnings.  Please revise to disclose the process you apply to determine whether your real estate joint ventures are variable interest entities (‘VIEs’).  Describe the nature of your relationship with your VIEs and disclose the significant judgments and assumptions made in determining whether or not consolidation is required.  Please ensure that you provide all disclosures pursuant to ASC 810-10-50-2AA and ASC 810-10-50-2AB.

Company Response:

The Company will revise its disclosures as discussed above.  A proposed disclosure to be included in the Significant Accounting Policies section of the amended Form 10-Q is included as Attachment B to this letter.

Schedule 14A

General

6.
Please note that Item 5.07 to Form 8-K requires companies to disclose the results of a shareholder vote, and to report that information within four business days after the end of the meeting at which the vote was held.  We note that your annual meeting of shareholders, at which shareholders were asked to vote on the election of directors, took place on April 22, 2010.  Please file a Form 8-K with the results of the shareholder vote.

Company Response:

The Form 8-K disclosing the results of the shareholder vote was filed on July 23, 2010.

7.	Please revise your disclosure to include the information regarding Certain Relationships and Related Transactions required by Item 404 of Regulation S-K.

Company Response:

The Company has no disclosures that are required to be reported under Item 404 of Regulation S-K.  The Company can add a negative disclosure if the Commission feels it would be appropriate.

8.	We note that you have described the following agreements in your Schedule 14A but did not file them as exhibits to your Form 10-K for the fiscal year ended December 31, 2009:

•	Voting Agreement dated October 31, 2004;
•	Master Consulting Agreement between you and Hay Group;
•	Annual Incentive Plan;
•	Long Term Incentive Plan;
•	Severance Plan;
•	Kansas City Life Deferred Compensation Plan;
•	Kansas City Life Insurance Company Cash Balance Pension Plan;
•	Kansas City Life Excess Benefit Plan; and
•	Kansas City Life Employee Medical Plan.

Please file the agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why these agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Company Response:

The Company will amend its Form 10-K to include the above referenced documents as exhibits, with the exception of the Master Consulting Agreement between the Company and the Hay Group (the “Hay Contract”).  After reviewing Item 601(b)(10) of Regulation S-K, the Company does not believe the Hay Contract should be filed. First, the Contract is not material.  As disclosed in the Role of Compensation Consultant paragraph on page 18 of the proxy, Hay received less than $120,000 in aggregate compensation from the Company related to the services provided to the Company.  Further, the Contract does not fall into any category of 601(b)(10) that would require disclosure.  The contract was made in the ordinary course of business (addressing 601(b)(10)(i)).  The contract does not fall within any of the provisions of 601(b)(10)(ii).  The Hay Contract, though calling for consultation on establishing compensatory plans, is a service contract and not a management contract or compensatory plan as described in 601(b)(10)(iii).  As a result, the Company finds no basis for including the Hay Contract as an exhibit into the plan.

Many of the other contracts have been previously included as an exhibit to a Company filing and will be incorporated by reference into the amendment to the Form 10-K that will be filed in response to your letter.  Those that have not been previously filed will be included as an exhibit to the amended Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance

9.
We note your disclosure that in 2009 all forms required by Section 16 of the Exchange Act were filed on time with the Securities and Exchange Commission, with the exception of two Form 4s which were filed late.  Please revise your disclosure to identify the reporting person or persons who failed to timely file these forms, in accordance with Item 405(a)(1) of Regulation S-K.

Company Response:

The Company will revise its disclosure to identify the individuals who filed the two late Form 4s during 2009.

Compensation Disclosure and Analysis
Annual Incentive, page 15

10.
We note your disclosure on page 16 that annual incentive awards for all AIP participants, with the exception of the Principal Executive Officer, are based on the achievement of three corporate goals and two individual goals.  Please revise your disclosure to describe the portion of the bonus attributable to the achievement of corporate objectives and individual objectives.

Company Response:

The disclosure will be amended to add a chart that shows the amount of bonus attributable to each goal.  The new chart will appear as follows:

The table below provides annual targets expressed as a percent of base salary for each of the Company’s named executive officers.

Principal Executive Officer
Corporate Goals	Threshold	Target	Maximum
Goal 1 – Financial	14%	28%	42%
Goal 2 – Growth	14%	28%	42%
Goal 3 – Expense	0%	14%	14%
Total:	28%	70%	98%

All other Named Executive Officers
Corporate Goals	Threshold	Target	Maximum
Goal 1 – Financial	6.8%	13.6%	20.4%
Goal 2 – Growth	6.8%	13.6%	20.4%
Goal 3 – Expense	0%	6.8%	6.8%
Corporate Goal Subtotal:	13.6%	34.0%	47.6%
Individual Goal #1	3.0%	3.0%	3.0%
Individual Goal #2	3.0%	3.0%	3.0%
Individual Goal Subtotal:	6.0%	6.0%	6.0%
Total:	19.6%	40.0%	53.6%

11.
You disclose on page 16 that the Compensation Committee established three corporate goals for 2009: finance, growth, and expense control.  We note your disclosure that the Committee re-affirmed the use of the 2009 corporate goals for 2010, and your description of the threshold, target, and maximum performance measures for the 2010 corporate goals.  You do not disclose similar information for 2009.  Please confirm that the same performance measures were used in 2009.  If different performance measures were used in 2009, please revise your discussion to disclose the performance measures for that fiscal year.

Company Response:

The Company will revise its disclosure to include the 2009 corporate goals and earnings trigger.  The corporate goals and earnings trigger for 2010 will be moved to the latter part of this discussion.

12.
We note your disclosure that payouts were made under the AIP in 2009.  Please revise your discussion to describe the achievement of each corporate goal, as well as how this level of achievement affected the size of the each NEO’s award.

Company Response:

The Company will revise its disclosures to discuss the achievement of each corporate goal.  This will be accomplished by revising the language regarding achieving the earnings trigger and adding language regarding each goal.  The Company proposes to amend its proxy as follows (additional disclosures are underlined, deleted language is struck through):

For 2009, the earnings trigger of $13 million of operating earnings net of applicable taxes and the impact of incentive compensation plans was achieved and payouts have been ~~will be~~ made under the AIP.  Kansas City Life also exceeded the maximum for the Financial Goal and achieved the Expense Goal.  The Company did not meet the threshold for the Growth Goal.

The Company believes that the addition of the table in response to question 10 above addresses how the level of achievement affects the size of each NEO’s award.

13.
Your Compensation Discussion and Analysis does not disclose the individual objectives used to determine these executive officers’ annual incentive award.  Please amend your disclosure to provide the following:

•	The individual performance objectives; and
•	A discussion of how the level of achievement of each objective affected the actual awards to be paid.

To the extent that the objectives are quantitative, the discussion in your proxy statement should also be quantitative.  Please also disclose the level of achievement of these objectives.

Company Response:

The Company proposes to amend the proxy to add the following discussion regarding individual goals:

To address individual performance, the Company requires participants to set two individual goals that support the Corporate Goals.  Achievement of each individual goal permits an additional award to the participant based on the class to which the participant belongs.  An award will only be paid for an individual goal if the goal is fully achieved.

The Named Executive Officers (excluding the Principal Executive Officer) had goals unique to their areas of responsibility.  Each of the Named Executive Officers was given an individual goal to achieve a reduction in expenses so that their area achieved a pro rata share of the Expense Goal for the year.  Mr. Knapp’s second goal related to interaction with the Company’s rating agencies.  Mr. Duffy’s second goal related to improving the management tools available to the Company’s sales force. Mr. Milton’s second goal related to capital requirement estimations and risk-based capital modeling.  Mr. Krebs second goal related to increasing the Company’s sales force.

We believe the addition of the table discussed in 10 above addresses how the achievement of a personal goal will affect the award to be paid under the plan.  We believe the combined information, coupled with the award amount shown in Note 11 to the Summary Compensation Table discloses the level of achievement of these objectives.

Summary Compensation Table, page 18

14.
We note that you have provided executive compensation information awarded to each executive officer for the 2009 fiscal year.  Please revise your disclosure to disclose the executive compensation awarded to each Named Executive Officer during the past three fiscal years, in accordance with Item 402(c) of Regulation S-K.

Company Response:

The Company will revise its disclosure to include the executive compensation awarded to each Named Executive Officer during the past three years.

15.
Please revise your disclosure to include the “Outstanding Equity Awards Table at Fiscal Year End” and “Options Exercised and Stocks Vested” tables that are required by Item 402(f)-(g) of Regulation S-K.

Company Response:

As noted under Comment 2, the Company does not offer an “equity compensation plan” to its employees.  All compensation plans offer employees awards in cash, and no equities, options, warrants or rights are offered to employees.  To address this issue, the Company intends to add a paragraph to the CD&A that reads as follows:

Equity Compensation

The Company has determined that all compensation shall be paid in cash.  As a result, the Company currently offers no equity compensation or equity compensation plan to its employees.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tracy W. Knapp
Tracy W. Knapp
Senior Vice President

Attachment A

PART I

Item 1.  BUSINESS

General

Kansas City Life Insurance Company (Kansas City Life) was incorporated under the assessment laws of Missouri in 1895 as the Bankers Life Association.  In 1900, its present corporate title was adopted and it was reorganized as a stock life insurance company in 1903.  Kansas City Life operates in 48 states and the District of Columbia.

Kansas City Life, the parent company, and wholly owned insurance subsidiaries Sunset Life Insurance Company of America (Sunset Life) and Old American Insurance Company (Old American) comprise the consolidated entity (the Company).  The Company offers investment and broker-dealer services through its subsidiary Sunset Financial Services (SFS) for both proprietary and non-proprietary variable insurance products, mutual funds and other securities.  The Company also has several non-insurance subsidiaries that individually and collectively are not material.

In 1974, the Company acquired Sunset Life in a stock acquisition transaction.  Sunset Life is a life insurance company that was organized in 1937 that marketed and sold business in the western region of the United States.  In 2006, the Sunset Life sales force was integrated into the Kansas City Life sales force by appointing Sunset Life agents as agents of Kansas City Life.  All of Sunset Life’s operations, administration, and accounting are consolidated as part of the Company’s home office operations.  Sunset Life maintains its closed block of business, but does not solicit new sales.  Sunset Life is included in the Individual Insurance segment and its individual insurance products include traditional life, immediate annuity and interest sensitive products, including universal life and fixed deferred annuity products.  Sunset Life operates in 43 states and the District of Columbia.

In 1991, the Company acquired Old American in a stock acquisition transaction.  Old American is a life insurance company that was organized in 1939.  Old American sells final expense traditional life insurance products primarily to the senior market, as well as a term product targeted at younger individuals.  These products are marketed nationwide through a general agency system with exclusive territories, using direct response marketing to supply agents with leads.  Old American’s administrative and accounting operations are part of the Company’s home office, but it operates and maintains a separate and independent field force and is identified as a separate segment.  Old American operates in 46 states and the District of Columbia.

In 1997, the Company entered into a coinsurance reinsurance assumption and servicing agreement with another insurer to acquire a block of traditional life and universal life products.  Under this agreement, the Company assumed the policy liabilities as defined in the contract.  Investments equal to the policy reserves are held in a trust to secure payment of the estimated liabilities relating to the policies.  This closed block of policies continues to make a significant contribution to the Company’s results, which are included in the Individual Insurance segment.

Attachment A

In 2003, the Company acquired GuideOne Life Insurance Company (GuideOne).  GuideOne principally marketed traditional life and annuity products, as well as universal life and fixed deferred annuity products.  In addition, the Company entered into a marketing arrangement with GuideOne Mutual Insurance Company, which allows GuideOne Mutual’s agents to sell the Company’s various traditional, interest sensitive and variable life and annuity products.  Subsequent to the purchase, the Company merged GuideOne into Kansas City Life as a closed block of policies.

In 2006, the Company entered into a Master General Agent and Marketing Agreement which enables American Republic Insurance Company (American Republic) agents to market Kansas City Life’s insurance products.  This agreement offers the Company additional distribution opportunities, while offering American Republic’s agents competitive life and annuity products to strengthen their portfolio of available products in which to serve their clients.

In 2007, the Company completed the sale of the issued and outstanding stock of Generations Bank, its banking subsidiary.  The Company had formed Generations Bank in 1999 in order to offer a wider range of financial services to its customers.  Subsequently, the Company decided to focus its efforts on its insurance business and accordingly withdrew from this non-core activity.

Business Segments

The Company has three reportable business segments which are generally defined based on the nature of the products and services offered:  Individual Insurance, Group Insurance and Old American.

The Individual Insurance segment consists of individual insurance products for both Kansas City Life and Sunset Life.  Products are marketed through a nationwide sales force of independent general agents, agents, and third-party marketing arrangements.  Kansas City Life’s general agents and agents are contracted individually and are not exclusive with Kansas City Life and the Company does not restrict general agents or agents to designated sales territories.  Kansas City Life provides commissions and allowances based primarily on sales results.  In addition, the Company has two primary third-party arrangements as described above with GuideOne Mutual and American Republic.  The Company will also have selected occasions to use third-party arrangements for limited short-term product specific or market niche sales opportunities.  The Individual Insurance segment consists of individual traditional life and immediate annuity products, as well as interest sensitive, deposit and investment products.  Investment products include variable life and annuity products.   The Individual Insurance segment generated approximately 54%, 53% and 53% of consolidated insurance revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

The Group Insurance segment is marketed through a nationwide sales force of independent general agents and agents, group brokers and third-party marketing arrangements.  The Group segment consists of sales of group life, and group accident and health products, composed of dental, long-term and short-term disability, and vision products.  This segment generated approximately 20%, 21% and 20% of consolidated insurance revenues for the years ended December 31, 2009, 2008 and 2007, respectively.  The Group Insurance segment is

Attachment A

administratively operated as part of Kansas City Life and its administrative and accounting operations are part of the Company’s home office.

The Old American segment is marketed through a nationwide general agency sales force with exclusive territories, using direct response marketing to supply agents with leads.  The Company manages the territories based upon production and directly supports and subsidizes general agent managers and agents with marketing leads and allowances based upon sales results.  The Old American segment consists of individual insurance products designed primarily as final expense products for the senior market.  The Old American segment accounted for 26%, 26%, and 27% of consolidated insurance revenues for the years ended December 31, 2009, 2008 and 2007, respectively.

For more information concerning the Company’s business segments, please see Note 10 - Segment Information in the Notes to Consolidated Financial Statements and the Operating Results by Segment in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

Marketing and Distribution

Kansas City Life, its insurance affiliates and its broker-dealer market individual life insurance and annuity products, including traditional, interest sensitive and variable products through a nationwide sales force of independent general agents and third-party marketing arrangements.  The Company’s group insurance products are marketed through a nationwide sales force of independent general agents, group brokers and third-party marketing arrangements tailored toward group products.  Kansas City Life markets traditional insurance products consisting of term insurance, whole life insurance, life disability products and immediate annuities, including various supplementary contract payment options.  The interest sensitive products that are marketed are universal life, variable universal life, fixed deferred annuities and variable annuities.  The group products marketed by the Company include life, dental, vision and long-term and short-term disability products.  The Company offers investment products and broker-dealer services through its subsidiary SFS for both proprietary and non-proprietary variable insurance products, mutual funds and other securities.

Attachment A

The following table details the Company’s premiums and deposits by product mix for the year ended December 31, 2009.

	Total
	Premiums	%
	& Deposits	of Total
Product:
Individual life insurance	$109,696	25%
Immediate annuities	22,141	5%
Group life insurance	10,964	2%
Group accident & health insurance	46,047	11%
Other	1,951	1%
Total premiums	190,799	44%
Universal life insurance	96,623	23%
Variable univeral life insurance	14,062	3%
Fixed deferred annuities	103,141	24%
Variable annuities	25,816	6%
Total deposits	239,642	56%
Total	$430,441	100%

The following table provides the geographic distribution of premiums and deposits by state greater than 5% of the total for the year ended December 31, 2009.

State:
Texas	10%
Missouri	9%
California	7%
Kansas	6%
Washington	5%
Colorado	5%
All others	58%
Total	100%

 Individual Insurance
The Individual Insurance segment is comprised of sales of non-group products from Kansas City Life and the closed blocks of Sunset Life, GuideOne Life, and the reinsurance transaction originated in 1997.  This segment also includes sales from third-party marketing arrangements, including American Republic and GuideOne Mutual.  This segment offers a full array of traditional whole life, term life and universal life products, along with fixed deferred and immediate annuity products and variable universal life and annuity products.

More specifically, Kansas City Life offers universal life products for individuals or for key employee coverage.  This product has the ability to deliver flexibility in coverage and excellent long-term cash values or premiums that guarantee coverage for a desired period or through the insured’s lifetime.  Kansas City Life also offers return-of-premium life products, traditional whole life products and products geared towards juveniles that offer additional coverage as the child ages.  In addition, Kansas City Life offers multiple term life insurance products for a wide range of ages and coverage.  Kansas City Life also offers variable universal life products that allow the policyowner to participate in equity market growth potential.  Variable universal life combines the advantages of a range of investment options with tax-favored life insurance.

Attachment A

Kansas City Life offers multiple fixed deferred annuity products that afford the policyholder options as to minimum single premium deposits or monthly contribution options.  In addition, Kansas City Life offers immediate annuity products with a broad variety of payout options, including guaranteed specified amounts and life contingencies.  Kansas City Life also offers variable annuity products which allow the policyowner to participate in equity market growth potential.  These options include either single or flexible-premium contracts combined with the advantages of a range of investment options and the tax-deferred advantages of an annuity.

Finally, in both the individual life insurance products and annuity products, selected riders are also available for added coverage and protection.

The following table details premiums and deposits by product mix for the Individual Insurance segment for the year ended December 31, 2009.

	Total
	Premiums	%
	& Deposits	of Total
Product:
Individual life insurance	$46,237	15%
Immediate annuities	22,141	7%
Other	614	-%
Total premiums	68,992	22%
Universal life insurance	96,623	31%
Variable univeral life insurance	14,062	5%
Fixed deferred annuities	103,141	34%
Variable annuities	25,816	8%
Total deposits	239,642	78%
Total	$308,634	100%

The following table provides the geographic distribution of premiums and deposits by state greater than 5% of the total for the Individual Insurance segment for the year ended December 31, 2009.

State:
Texas	11%
Missouri	8%
California	8%
Washington	6%
Kansas	6%
Colorado	6%
All others	55%
Total	100%

Attachment A

Closed Blocks
The Company has three sizable closed blocks of business, including Sunset Life and GuideOne Life which were attained through the purchase of these companies and have since discontinued new sales. In addition, the Company has one block acquired as a direct reinsurance and servicing agreement.  These closed blocks of business are declining in premium and in force, and the Company seeks to conserve this business. The types of products included in these closed blocks are traditional life, immediate annuity and universal life and fixed deferred annuity policies and contracts.

Group Insurance
Kansas City Life offers a broad range of group products.  The group portfolio has two primary markets, groups with 2 to 9 employees and groups with 10 or more employees.  This segment’s marketing focus is to create a full range of products in the group life, dental, long-term and short-term disability areas, as well as vision products.  This segment primarily uses three marketing approaches.  The first is to market business using the Kansas City Life’s internal sales representatives and an independent general agent and agent field force.  The second is through an independent marketing third-party arrangement that primarily sells disability and group life products.  These sales are predominantly reinsured with this segment receiving fees as a percentage of gross premiums.  Business sold through this arrangement is administered through a separate third-party arrangement.  Finally, this segment sells through other third-party arrangements that focus primarily on dental sales and long-term disability products and provides virtually all of the administration for the business that it sells.  The Company accepts the risk for the dental sales in the Group segment, but the disability sales are mostly reinsured.

The Group Insurance segment tailors products and services to employees needs depending on among other things:

•	Employer contributions towards the cost of coverage;
•	Employee participation levels;
•	Benefits desired versus product cost;
•	Number of employees; and
•	Plan design features, such as co-insurance percentages, deductibles, waiting periods, plan maximums and more.

This segment also assists employers using its flexible plan design for its group life product, which can include many features such as:

•	Flexible underwriting;
•	Spouse and dependent benefits;
•	Annual enrollments;
•	Accidental death and dismemberment and waiver of premium benefit coverage; and
•	Policy conversion and portability privileges.

Attachment A

The following table details premiums by product mix for the Group Insurance segment for the year ended December 31, 2009.

	Total	%
	Premiums	of Total
Product:
Group life insurance	$10,964	19%
Group dental insurance	32,060	56%
Group disability insurance	11,786	21%
Other group insurance	2,201	4%
Total	$57,011	100%

The following table provides the geographic distribution of premiums by state greater than 5% of the total for the Group Insurance segment for the year ended December 31, 2009.

State:
Missouri	14%
Texas	9%
North Carolina	9%
Indiana	5%
Kansas	5%
All others	58%
Total	100%

Old American
Old American sells final expense traditional life insurance products nationwide through a general agency system, with exclusive territories, using direct response marketing to supply agents with leads.  Agents primarily market to individuals in the age range of 50 to 85, principally through final arrangements planning.

Old American offers several products geared primarily towards supporting policyholders’ final expense needs.    This segment offers final expense products, preferred products with guaranteed level death benefits for individuals in good health and sub-standard products with graded or increasing benefits for those individuals who cannot qualify for standard or preferred risk due to health issues.  Old American also offers a juvenile product designed for parents or grandparents to insure children ages 0-15.  In addition, Old American began targeting individuals ages 20 – 65 recently with its 20-Year Level Term life insurance product.  Old American also offers several riders, including accidental death and dismemberment and waiver of premium.  All of Old American’s products are traditional individual life insurance products.

Old American has focused on expanding its sales territories, recruiting and agent productivity for its general agencies in order to effectively meet the sales goals of the Company.  Furthermore, this segment recently expanded its traditional product offerings by introducing a level term product to reach a younger target market along with enhancing its core whole life products.  Finally, a main driving force behind Old American’s sales efforts is the approach to support its field force through its lead generation efforts.

Attachment A

The following table provides the geographic distribution of premiums by state greater than 5% of the total for the Old American segment for the year ended December 31, 2009.

State:
Missouri	8%
Texas	6%
Illinois	6%
Kansas	5%
Kentucky	5%
All others	70%
Total	100%

Reinsurance

Consistent with the general practice of the life insurance industry, the Company enters into traditional agreements of indemnity reinsurance with other insurance companies to support sales of new products and the in force business.  The reinsurance arrangements have taken various forms over the years.  The Company has reinsurance in force on all of the following bases:  automatic and facultative; yearly renewable term (YRT) and coinsurance; and excess and quota share basis.  For additional information pertaining to the Company’s significant reinsurers, along with additional information pertaining to reinsurance, please see Note 12 - Reinsurance in the Notes to Consolidated Financial Statements.

Currently new sales of traditional life and universal life products are reinsured on a YRT basis in excess of the Company’s retention limits while sales of certain term life insurance products are reinsured on a quota share (a portion of each policy is reinsured), coinsurance basis.  Sales of group disability income products are reinsured on a quota share coinsurance basis.  New sales of group life are reinsured on an excess of retention basis with the accidental death and dismemberment benefits being 100% reinsured.  The Company’s maximum retention limit on individual life insurance products is $350 and on group life business is $100.

In addition to reinsurance coverage for new business, over the years the Company has also engaged in various reinsurance arrangements for in force blocks of business:

•
In 1991, the Company purchased Old American Insurance Company.  Old American had an existing coinsurance agreement in place that ceded on a 100% coinsurance basis certain whole life policies issued by Old American prior to December 1, 1986.  These policies had life insurance in force of $40.9 million as of December 31, 2009 with a ceded reserve for future policy benefits under this agreement of $21.9 million.

•
In 1996, Old American executed a coinsurance agreement ceding 100% of its retained risk on a closed block of individual accident and health business.  At December 31, 2009, the reserve credit on these policies was $13.7 million.

•
In 1997, the Company acquired a block of traditional life and universal life products by way of a coinsurance and servicing agreement with another insurer.  Investments equal to the policy reserves are held in a trust to secure payment of the estimated liabilities relating to the policies.  At December 31, 2009, the block had $1.5 billion of life insurance in force and a reserve of $221.6 million.

Attachment A

•
In 2002, Sunset Life entered into a yearly renewal term bulk reinsurance agreement whereby it ceded 80% of its retained mortality risk on traditional and universal life policies.  This was accomplished through a reinsurance pool involving four primary reinsurers.  As of December 31, 2009, the ceded insurance in force was approximately $1.7 billion with reserves of $4.7 million.

The Company does not have any financial reinsurance arrangements in place.

Governmental Regulations

The Company is subject to state regulations in its states of domicile and in the states in which it does business.  Although the federal government generally does not regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways, including the taxation of insurance companies and the tax treatment of insurance products.  In addition, the Company is a stock life insurance company and is subject to the rules and regulations of the United States Securities and Exchange Commission (SEC).  SFS is a registered broker-dealer, which is regulated by the Financial Industry Regulatory Authority (FINRA) and the SEC.

State Regulation
State insurance laws establish extensive regulation and supervisory agencies with broad regulatory authority, including the power to:

•	Grant and revoke licenses to companies to transact business and to license agents;
•	Regulate and supervise trade practices and market conduct;
•	Establish guaranty associations which levy mandatory fees used for insurers with solvency issues;
•	Approve policy forms;
•	Establish reserve requirements;
•	Prescribe the form and content of required financial statements and reports;
•	Determine the reasonableness and adequacy of statutory capital and surplus;
•	Perform financial, market conduct and other examinations;
•	Define acceptable accounting principles for statutory reporting purposes;
•	Regulate the type and amount of permitted investment activity; and
•	Limit the amount of dividends that can be paid without regulatory approval.

The Company’s life insurance entities are subject to periodic examinations by state regulatory authorities.  These examinations are performed on a basis other than GAAP, namely statutory accounting principles.  The most recently completed examination performed by the State of Missouri occurred as of December 31, 2005 for Kansas City Life, Sunset Life and Old American.  As previously disclosed in other public filings, there were no adjustments recommended to any of the insurance companies as a result of that examination.  By statute, the State of Missouri is required to periodically perform such examinations and accordingly, the companies are currently undergoing a financial examination as of December 31, 2009.

The National Association of Insurance Commissioners (NAIC) has received regulatory authority by the respective state departments of insurance.  Accordingly, the NAIC has been able to establish more consistency for insurers with regard to financial reporting requirements.  In one such measure, the NAIC has adopted risk-based capital (RBC) guidelines to assist in the evaluation of the adequacy of statutory capital and surplus in relation to an insurance company’s risks.  RBC requirements are intended to be used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies for the purpose of initiating regulatory action.   RBC guidelines consist of target statutory surplus levels based on the relationship of statutory capital and surplus to the sum of weighted risk exposures.  While state insurance regulations prohibit an insurance company from making public statements or representations with regard to risk-based capital level, based upon these current guidelines, the insurance Company’s risk-based capital results are not expected to have a negative regulatory impact.  At December 31, 2009 and 2008, the statutory capital and surplus of each of the Company’s insurance entities was substantially above the required levels.

Attachment A

Under insurance solvency or guaranty laws in most states in which the Company operates, insurers doing business can be assessed for policyholder losses related to insolvencies of other insurance companies.  The amount and timing of any future assessments on the Company under these laws cannot be reasonably estimated and are beyond the control of the Company.  For the three years ended December 31, 2009, the Company’s assessments, net of related premium tax credits were not material.

Federal Regulation
The federal government does not directly regulate the business of insurance.  However, the federal government does regulate through legislation and administrative policies several aspects of the business including but not limited to:

•	The Sarbanes-Oxley Act (SOX) regarding financial reporting internal controls;
•	Pension regulations;
•	Certain employer hiring considerations, specifically including but not limited to race, age and sexual discrimination;
•	The sale of securities and investment-related products;
•	Corporate and individual taxation;
•	Prescribe the form and content of required financial statements and reports;
•	Define acceptable accounting principles for reporting purposes;
•	Health care reform; and
•	Other federal initiatives.

In addition, legislation which has been passed and is also being contemplated could result in the federal government assuming some role in the regulation or oversight of insurance companies.

As a stock life insurance entity, the Company is also subject to the SEC’s regulations for such items as financial reporting requirements, accounting rules, public disclosure of accounting practices and policies, internal control regulations as defined under SOX, a wide variety of Board of Directors and company management issues promulgated under proxy statements and proxy disclosure related matters, and other items as may be enacted by legislature.  These regulations place an expanded burden on insurance companies both in financial aspects as well as the timely filing and reporting of items covered under each of these requirements.  In addition, any future enactments may have a material impact on the Company, depending upon the regulation and its requirements.

Life insurance companies are taxed under the life insurance company provisions of the Internal Revenue Code of 1986, as amended (the Code).  Provisions of the Code have various impacts on the Company and changes to the Code that may be enacted in the future could also negatively impact the Company’s net income and stockholders’ equity.

Attachment A

Competition and Ratings

The Company operates in the life insurance sector of the financial services industry in the United States.  This industry is highly competitive with respect to products, pricing, selection of products and quality of service.  No single competitor or any small group of competitors dominates any of the markets in which the Company operates.  General economic conditions may affect future results.  Many of the Company’s competitors are considerably larger and have substantially greater financial resources, have higher ratings from rating agencies, have broader and more diversified product lines and have more agency relationships.

The Company’s insurance products compete with a wide variety of other products, including products from other insurance companies, financial intermediaries and other institutions.  In addition, competition arises from a number of features, including crediting rates, policy terms and conditions, service provided to distribution channels and policyholders, ratings reputation and agent compensation.  Insurance products also compete with products offered from mutual funds, traditional bank investments and other investment and retirement funding alternatives offered by asset managers, banks and broker-dealers.

The sales agents for the Company’s products use the financial strength ratings assigned to an insurer by independent rating agencies as one factor in their sales materials.  The market has generally been influenced by those insurers with the highest ratings.  However, the degree to which ratings and changes in ratings affect sales and persistency cannot be definitively measured.

Following is a summary of the Company’s insurance ratings for the three insurance companies, as assigned by the A.M. Best Company, which is an independent rating agency.

                  2009                                              2008                                               2007
Kansas City Life	A (Excellent) Stable	A (Excellent) Stable	A (Excellent) Stable
Sunset Life	A (Excellent) Stable	A (Excellent) Stable	A (Excellent) Stable
Old American	B++(Good) Stable	B++(Good) Stable	B++(Good) Stable

Financial strength ratings generally involve quantitative and qualitative evaluations by rating agencies of a company’s financial condition and operating performance.  Generally, rating agencies base their ratings upon information furnished to them by the insurer and upon their own investigations, studies and assumptions.  Ratings are based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors and are not recommendations to buy, sell or hold securities.

Attachment A

In addition to the financial strength ratings, rating agencies use an “outlook statement” to indicate a medium or long-term trend which, if continued, may lead to a rating change.  A positive outlook indicates a rating may be raised and a negative outlook indicates a rating may be lowered.  A stable outlook is assigned when ratings are not likely to be changed.  Outlook statements should not be confused with expected stability of the issuer’s financial or economic performance.  A rating may have a stable outlook to indicate that the rating is not expected to change, but a stable outlook does not preclude a rating agency from changing a rating at any time without notice.

A. M. Best Company ratings currently range from “A++” (Superior) to “F” (In Liquidation), and include 16 separate ratings categories.  Within these categories, “A++” (Superior) and “A+” (Superior) are the highest, followed by “A” (Excellent) and “A-” (Excellent) then followed by “B++” (Good) and “B+” (Good).  A. M. Best Company reviews its ratings of insurance companies from time to time.  There can be no assurance that any particular rating will continue or that it will not be changed or withdrawn entirely if, in their judgment, circumstances so warrant.

Employees

The Company had 447 full-time employees as of December 31, 2009.  The Company experienced no work stoppages or strikes and considers relations with its employees to be good.  None of the Company’s employees are represented by a union.

Access to Public Filings

Additional information about the Company beyond what is included in this Form 10-K is available at the Company’s website: www.kclife.com. You may also read and copy these materials at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549, or obtain them by calling the SEC at 1-800-SEC-0300.  The SEC also maintains an Internet website that contains reports, proxy and other information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. You may also access the SEC website through a link on the Company’s website. The Company will provide a copy of any of those reports free of charge upon request.

None of the information on the Company’s website that is not otherwise expressly set forth or incorporated by reference in the Form 10-K is a part of this Form 10-K.

Attachment B

Variable Interest Entities (VIEs)

The Company invests in certain affordable housing and real estate joint ventures which are considered to be variable interest entities (VIEs).  The assets held in affordable housing real estate joint venture VIEs are primarily residential real estate properties that are restricted to provide affordable housing under federal or state programs for varying periods of time.  The restrictions primarily apply to the rents that may be paid by tenants residing in the properties during the term of an agreement to remain in the affordable housing program.  Investments in real estate joint ventures are equity interests in partnerships or limited liability corporations that may or may not participate in profits or residual value.  In certain cases, the Company may issue fixed-rate senior mortgage loan investments secured by properties controlled by VIEs.  These investments are classified as mortgage loans in the Consolidated Balance Sheets, and the income received from such investments is recorded as investment income in the Consolidated Statements of Income.

Investments in the affordable housing real estate joint ventures and real estate joint ventures are interests that will absorb portions of the VIE’s expected losses or receive portions of expected residual returns of the VIE’s net assets exclusive of variable interests.  The Company makes an initial assessment of whether it is the primary beneficiary of a VIE at the time of the initial investment and on an ongoing basis thereafter.  The Company considers many factors when making this determination based upon a review of the underlying investment agreement and other information related to the specific investment.  The first factor is whether the Company has the ability to direct the activities of a VIE that most significantly impact the VIE’s economic performance.  The power to direct the activities of the VIE is generally vested in the managing general partner or managing member of the VIE, which is not the position held by the Company in these investments.  Other factors include the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and the right to receive economic rewards of the entity; and the extent to which the Company shares in the VIE’s expected losses and residual returns.

Most of the Company’s investment interests in VIEs not in the form of a fixed-rate senior mortgage debt investment are recorded using the equity method, with cash distributions from the VIE and cash contributions to the VIE recorded as decreases or increases, respectively, in the carrying value of the VIE. Certain other equity investments in VIEs, where permitted, are recorded on an amortized cost basis.  The operating performance of investments in the VIE is recorded in the Consolidated Statements of Income as investment income or as a component of income tax expense, depending upon the nature and primary design of the investment.  The Company evaluates the carrying value of VIEs for impairment on an ongoing basis to assess whether the carrying value is expected to be realized during the anticipated life of the investment.  Fixed-rate senior mortgage debt investments secured by properties controlled by VIEs are classified as commercial mortgages, and income received from such investments is recorded as investment income.

Attachment B

The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds a variable interest but is not the primary beneficiary and which have not been consolidated at March 31, 2010 and December 31, 2009.  The table includes investments in nine real estate joint ventures and 29 affordable housing real estate joint ventures as of both dates.

	March 31		December 31
	2010		2009
		Maximum		Maximum
	Carrying	Exposure	Carrying	Exposure
	Amount	to Loss	Amount	to Loss
Real estate joint ventures	$35,048	$52,848	$35,265	$51,265
Affordable housing real estate
joint ventures	20,279	73,361	19,546	72,590
Total	$55,327	$126,209	$54,811	$123,855

The maximum exposure to loss relating to the real estate joint ventures and affordable housing real estate joint ventures, as shown in the table above, is equal to the carrying amounts plus any unfunded equity commitments, exposure to potential recapture of tax credits, guarantees of debt or other obligations of the VIE with recourse to the Company, and fixed-rate senior mortgage loans committed or funded by the Company and secured by properties controlled by the VIEs.  Unfunded equity and loan commitments typically require financial or operating performance by other parties and have not yet become due or payable but which may become due in the future.  As of March 31, 2010 and December 31, 2009, the Company had $17.8 million and $16.0 million, respectively, in fixed-rate senior mortgage loan commitments outstanding to the benefit of entities that are also real estate joint venture VIEs.  The loan commitments are included in the discussion of commitments in the Notes to Consolidated Financial Statements for both periods.  The Company also has contingent commitments to fund additional equity contributions and operating support to certain real estate joint venture VIEs, which could result in additional exposure to loss.  However, the Company is not able to quantify the amount of these contingent commitments.  In addition, the maximum exposure to loss on affordable housing joint ventures as of March 31, 2010 and December 31, 2009 includes $32.8 million and $33.5 million, respectively, of losses which could be realized if the tax credits received by the VIEs were recaptured. Recapture events would cause the Company to reverse some or all of the benefit previously recognized by the Company or third parties to whom the tax credit interests were transferred.  A recapture event can occur at any time during a 15-year required compliance period. The principal causes of recapture include financial default and non-compliance with affordable housing program requirements by the properties controlled by the VIE.  The potential exposure due to recapture may be mitigated by guarantees from the managing member or managing partner in the VIE, insurance contracts, or changes in the residual value accruing to the Company’s interests in the VIEs.